November 9th, 2009

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Mail Stop 3720
Washington, D.C. 20549

Re:           iSecuretrac Corp.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 24, 2009
File No. 000-26455

Dear Mr. Spirgel

By letter dated October 28, 2009 (“Staff Letter”), the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 24, 2009, and the Definitive Proxy Statement, as amended, incorporated by reference into Part III of Form 10-K of iSecuretrac Corp. (the “Company”).  On behalf of the Company, set forth below are the Company’s responses to those comments.  For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company’s response.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14.

1.
In the second paragraph on page 16, you disclose that revenues increased because you had an increase in the number of units under lease and an increase in the number of units using your monitoring services.  In the third paragraph on page 16, you state that recurring revenue decreased for the three months ended September 30, 2008 because of growth, a decline in existing contracts, and the timing of new contracts won or lost.  Further in the fourth paragraph on page 16 you state you will deploy additional units after December 31, 2008 because you are deploying additional units under existing and new contracts.

Please discuss and quantify, to the extent practicable, the underlying reasons for changes in your results.  For example, disclose the number of units leased each period and the number of units that used your monitoring center services.  Discuss the extent to which changes in revenues are attributable in changes in the amount of products or services sold versus changes in pricing.  Also discuss the extent to which changes in revenue are attributable to different products lines or to the introduction of new products or services.  Discuss what caused the number units to increase under new or existing contracts and what caused new contracts to be executed or old contracts to be terminated.

Company’s Response:
We will discuss and quantify, to the extent practicable, the underlying reasons for changes in our results in all future filings.

Definitive Proxy Statement, as amended, incorporated by reference into Part III of Form 10-K

Summary Compensation Table

2.
Please disclose all assumptions made in the valuation of awards in the stock awards and option awards columns of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in management’s discussion and analysis.  Refer to the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Company’s Response:
In all future filings we will disclose all assumptions made in the valuation of all stock awards and option awards by cross reference to the footnotes to the financial statements.

Outstanding Equity Awards at Fiscal 2008 Year-End, page 13

3.
Please disclose the vesting dates of options held at fiscal-year end.  We note that you have disclosed the vesting schedule of all option grants; however, without knowing the grant date, it is not possible to determine the vesting dates.  Refer to Instruction 2 to Item 402(p)(2) of Regulation S-K.

Company’s Response:
The Company will include the grant date and vesting date for all option grants in all future filings.

Director Compensation, page 14

4.
Please disclose all assumptions made in the valuation of awards in the stock awards and option awards columns of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in management’s discussion and analysis.  See the Instruction to Item 402(r) of Regulation S-K, which refers to the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Company’s Response:
In all future filings we will disclose all assumptions made in the valuation of all stock awards and option awards by cross reference to the footnotes to the financial statements.

In connection with these responses, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission.  If you have any questions concerning this letter or you would like any additional information, please do not hesitate to call me at (402) 537-0022.

Sincerely,

/s/ Peter A. Michel
Peter A. Michel, President and
Chief Executive Officer